Exhibit 99.1

Response to COVID-19 global health crisis

●	Sanofi showed resilience and maintained full business continuity worldwide including its global industrial network.

●	Separate collaborations announced with BARDA, Translate Bio and GSK to develop novel COVID-19 vaccines.

●	Global clinical program underway to evaluate Kevzara® in patients hospitalized with severe COVID-19.

●	Initiated two studies evaluating hydroxychloroquine as a treatment for COVID-19. Commitment to donate 100 million doses.

●	In addition, a leading European API company to be created to help balance the industry’s reliance on API sourced from Asia.

Q1 2020 sales growth performance driven by Dupixent®

●	COVID-19 stocking in channels explains about half of company sales growth in Q1; Dupixent® growth unaffected by COVID-19.

●	Net sales were €8,973 million, up 6.9% on a reported basis and 6.6%(1) at CER with Dupixent® sales up 129.8% to €776 million.

●	Specialty Care sales up 31.3% driven by Dupixent® performance and double-digit growth of Aubagio® and Rare Disease.

●	Vaccines sales increased 3.7% reflecting high base for comparison and decline in the travel category.

●	General Medicines sales decline moderated (-3.8%) due to demand for chronic therapies including Diabetes (-1.2%).

●	CHC sales up 4.2% driven by performance in Rest of World region and supported by additional demand related to COVID-19.

●	China sales (-14.4%) impacted mainly by VBP program, partly offset by significant volume gains for Plavix® and CoAprovel®.

Q1 2020 EPS

●	IFRS EPS was €1.35 (up 48.4%).

●	Q1 2020 business net income increased 15.9% to €2,042 million and 16.1% at CER.

●	Q1 2020 business EPS(2) was €1.63, up 15.6% at CER, with roughly half of this growth due to COVID-19 impact.

R&D advances and regulatory milestones

●	Detailed phase 2 results for BTK inhibitor (‘168) in multiple sclerosis presented at virtual scientific forum.

●	Positive phase 3 results evaluating Dupixent® in children (6-11 years) with severe AD presented at RAD Virtual Conference.

●	Sarclisa® approved in the U.S. for relapsed refractory multiple myeloma and favorable CHMP opinion received.

	Q1 2020	Change	Change at CER

IFRS net sales reported	€8,973m	+6.9%	+6.6%

IFRS net income reported	€1,683m	+48.0%	-

IFRS EPS reported	€1.35	+48.4%	-

Business operating income	€2,659m	+15.8%	+15.9%

(1) Changes in net sales are expressed at constant exchange rates (CER) unless otherwise indicated (definition in Appendix 9); (2) In order to facilitate an understanding of operational performance, Sanofi comments on the business net income statement. Business net income is a non-GAAP financial measure (definition in Appendix 9). The consolidated income statement for Q1 2020 is provided in Appendix 3 and a reconciliation of reported IFRS net income to business net income is set forth in Appendix 4; (3) Base for business EPS growth is €5.97, reflecting 2 cents impact from IFRS 16 (Appendix 9).

2020 first-quarter Sanofi sales

Unless otherwise indicated, all percentage changes in sales in this document are stated at CER(5).

In the first quarter of 2020, Company sales were €8,973 million, up 6.9% on a reported basis. Exchange rate movements had a positive effect of 0.3 percentage points, mainly driven by the strength of the U.S. dollar and the Japanese yen, partially offset by the decrease in the Brazilian real and the Argentine peso. At CER, Company sales increased 6.6%.

Global Business Units

With effect from January 1, 2020, Sanofi has structured its business into three core Global Business Units (GBUs) to support the Company’s strategy: Specialty Care, General Medicines and Vaccines. Its Consumer Healthcare business is in the process of being established as a standalone business with integrated R&D and manufacturing functions. The table below presents first-quarter 2020 sales by Global Business Unit, including Consumer Healthcare, and by reporting region.

Net sales by GBU (€ million)	Q1 2020	Change at CER	U.S.	Change at CER	Europe	Change at CER	Rest of the World	Change at CER

Specialty Care	2,695	+31.3%	1,639	+36.8%	589	+21.2%	467	+27.2%

Dupixent	776	+129.8%	613	+123.7%	90	+140.5%	73	+176.9%

Multiple Sclerosis/ Neurology/Other I&I	645	+13.2%	446	+17.9%	151	+2.7%	48	+9.3%

Rare Disease	794	+11.2%	280	+6.3%	268	+9.9%	246	+18.5%

Oncology	186	+28.7%	83	+19.4%	71	+36.5%	32	+37.5%

Rare Blood Disorder	294	+3.6%	217	+1.9%	9	+80.0%	68	+3.2%

General Medicines	4,069	-3.8%	742	-10.7%	1,220	+1.4%	2,107	-4.1%

Diabetes	1,282	-1.2%	375	-18.0%	325	+4.8%	582	+9.3%

Cardiovascular and Established Rx Products	2,787	-5.0%	367	-1.7%	895	+0.2%	1,525	-8.4%

Vaccines	909	+3.7%	288	+2.9%	153	+0.7%	468	+5.1%

Consumer Healthcare	1,300	+4.2%	302	-5.2%	420	+6.1%	578	+8.1%

Total net sales	8,973	+6.6%	2,971	+13.1%	2,382	+6.5%	3,620	+2.1%

Pharmaceuticals

First-quarter 2020 Pharmaceutical sales were up 7.5% to €6,764 million, mainly driven by Dupixent® and Aubagio®, partially offset by the decline in Plavix® sales in China.

Specialty Care GBU

Dupixent

Net sales (€ million)	Q1 2020	Change at CER

Total Dupixent®	776	+129.8%

Dupixent® (collaboration with Regeneron) generated sales of €776 million in the first quarter (up 129.8%). In the U.S., Dupixent® sales of €613 million (up 123.7%) were driven by continued growth in atopic dermatitis which benefited from increased penetration in adult and adolescent patients, together with rapid uptake in asthma and the most recent launch in chronic rhinosinusitis with nasal polyposis (CRSwNP, approved in June 2019). In the U.S., Dupixent® NBRx and TRx increased strongly compared to the first quarter of 2019, growing at 76% and 118%, respectively. First-quarter sales of Dupixent® in Europe rose to €90 million (up 140.5%) driven by continued growth in atopic dermatitis in key markets and additional launches. In Japan, where sales were €41 million (up 166.7%), a governmental price decrease was implemented on April 1. Dupixent® is now launched in 38 countries for adult atopic dermatitis; among these, Dupixent® is also launched in adolescent atopic dermatitis in 12 countries, in asthma in 14 countries and in CRSwNP in 5 countries.

(5) See Appendix 9 for definitions of financial indicators. .

Multiple Sclerosis/Neurology/Other Inflammation & Immunology

Net sales (€ million)	Q1 2020	Change at CER

Aubagio®	541	+21.3%

Lemtrada®	49	-46.7%

Kevzara®	55	+80.0%

Total Multiple Sclerosis/ Neurology/Other I&I	645	+13.2%

First-quarter Multiple Sclerosis/Neurology/Other I&I sales increased 13.2% to €645 million.

First-quarter Aubagio® sales increased 21.3% to €541 million, driven by the U.S. (up 23.0% to €391 million) and European performance (up 21.4% to €118 million). Sales growth reflected increased demand, together with inventory build some of which was partially related to COVID-19, and pricing.

In the first quarter, Lemtrada® sales decreased 46.7% to €49 million due to lower sales in the U.S. (down 43.9% to €23 million) and in Europe (down 69.0% to €13 million), reflecting increased global competition and reduced new patient starts as a result of COVID-19.

Kevzara® (collaboration with Regeneron) sales were €55 million (up 80.0%) in the first quarter, of which €32 million was generated in the U.S. (up 72.2%) and €20 million in Europe (150.0%).

Rare Disease

Net sales (€ million)	Q1 2020	Change at CER

Myozyme® / Lumizyme®	246	+11.8%

Fabrazyme®	214	+14.6%

Cerezyme®	189	+9.7%

Aldurazyme®	67	0.0%

Cerdelga®	58	+20.8%

Others Rare Disease	20	0.0%

Total Rare Disease	794	+11.2%

In the first quarter, Rare Disease sales increased 11.2% to €794 million. In Europe, sales were up 9.9% (to €268 million), with growth elevated by an increase in stock driven by the COVID-19 pandemic. In the U.S., Rare Disease sales were up 6.3% (to €280 million). Strong Rest of the World growth (up 18.5% to €246 million) reflected ongoing demand trends and favorable timing of favorable tenders.

First-quarter Gaucher (Cerezyme® and Cerdelga®) sales increased 12.1% to €247 million. Cerezyme® sales increased 9.7% to €189 million, sustained by strong performance in Rest of the World (up 20.9% to €76 million). Cerezyme® growth was due to new patient starts and positive phasing of shipments in the Rest of the World. First-quarter Cerdelga® sales increased 20.8% to €58 million, with sales up 41.2% in Europe (to €24 million) and up 7.1% in the U.S. (to €31 million). Cerdelga® growth reflected new patient starts and competitive switches especially in Europe.

First-quarter Pompe (Myozyme®/Lumizyme®) sales grew 11.8% to €246 million,mainly reflecting new patient starts and reduced competition from clinical trials enrolling patients. In the Rest of the World, Myozyme®/Lumizyme® sales were up 28.3% to €55 million. In the U.S. and in Europe, Myozyme®/Lumizyme® sales increased 6.3% (to €87 million) and 8.4% (to €104 million), respectively.

First-quarter Fabry (Fabrazyme®) sales grew 14.6% to €214 million, driven by the Rest of the World (up 28.3% to €58 million). In the U.S. and Europe, Fabrazyme® sales increased 7.4% (to €104 million) and 15.6% (to €52 million), respectively. Growth was driven by new patient starts, especially in Europe and the Rest of the World which also benefited from positive order phasing.

Oncology

Net sales (€ million)	Q1 2020	Change at CER

Jevtana®	138	+22.5%

Fasturtec®	35	+9.4%

Libtayo®	12	-

Sarclisa®	1	-

Total Oncology	186	+28.7%

First-quarter Oncology sales increased 28.7% to €186 million driven by double-digit growth in all regions.

First-quarter Jevtana® sales increased 22.5% to €138 million driven by the U.S. (up 23.4% to €60 million) and Europe (up 18.6% to €51 million). Sales performance benefited from publication of the results of the CARD study in metastatic castration-resistant prostate cancer at ESMO (European Society for Medical Oncology) and in the NEJM (New England Journal of Medicine) in September 2019. In the Rest of the World, Jevtana® sales increased 28.6% (to €27 million).

Libtayo® (collaboration with Regeneron) approved for the treatment of patients with metastatic cutaneous squamous cell carcinoma (CSCC) or locally advanced CSCC who are not candidates for curative surgery or curative radiation hadex-U.S. sales of €12 million in the first quarter. Libtayo® has been launched in 12 countries outside the U.S.. U.S. Libtayo® sales are reported by Regeneron.

Sarclisa® (isatuximab-irfc) was approved by the U.S. Food and Drug Administration (FDA), in combination with pomalidomide and dexamethasone (pom-dex) for the treatment of adults with relapsed refractory multiple myeloma (RRMM) who have received at least two prior therapies including lenalidomide and a proteasome inhibitor on March 2, 2020. The U.S. pre-launch was impacted by COVID-19. Sarclisa® also received marketing authorization in Switzerland. In addition, the European Medicines Agency’s Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion for Sarclisa® in RRMM at the end of March.

Rare Blood Disorder

Net sales (€ million)	Q1 2020	Change at CER

Eloctate®	161	-10.9%

Alprolix®	109	+11.6%

Cablivi®	24	ns

Total Rare Blood Disorder	294	+3.6%

First-quarter sales of the Rare Blood Disorder franchise were €294 million, up 3.6%. First-quarter U.S. sales were €217 million, up 1.9%. Non U.S. sales were €77 million with Japan as the primary contributor.

Eloctate® sales were €161 million in the first quarter, down 10.9%. U.S. sales were down 16.1% to €119 million as a result of ongoing competitive pressure. In the Rest of the World, first-quarter Eloctate® sales increased 8.1% to €42 million.

Alprolix® sales were €109 million in the first quarter, up 11.6% driven by the U.S., where sales increased 15.7% to €83 million reflecting switches from short acting therapies and conversion to prophylaxis treatment. In the Rest of the World, Alprolix® sales were stable at €26 million.

Cablivi® for the treatment of adults with acquired thrombotic thrombocytopenic purpura (aTTP) generated first-quarter sales of €24 million. Sales of Cablivi® in the U.S. and Europe were €15 million and €9 million, respectively. In Europe, the product is commercially available in Germany, Denmark, Austria, Belgium, Netherlands, Italy and Finland. Additionally, Cablivi® has a temporary license to be sold in France.

General Medicines GBU

Diabetes

Net sales (€ million)	Q1 2020	Change at CER

Lantus®	724	-6.6%

Toujeo®	257	+20.9%

Total glargine	981	-0.7%

Apidra®	89	+1.1%

Admelog®	50	-27.3%

Soliqua®	37	+68.2%

Other diabetes	125	-4.5%

Total Diabetes	1,282	-1.2%

In the first quarter, global Diabetes sales decreased 1.2% to €1,282 million, due to lower glargine (Lantus® and Toujeo®) sales in the U.S. which were partly offset by increased sales in the Rest of the World and patient stockpiling due to the COVID-19 pandemic notably in Europe. First-quarter U.S. Diabetes sales were down 18.0% to €375 million, reflecting a continued decline in average U.S. glargine net prices. First-quarter sales in Europe increased 4.8% to €325 million driven by Toujeo®. First-quarter sales in the Rest of the World were up 9.3% to €582 million.

In the first quarter, Lantus® sales were €724 million, down 6.6%. In the U.S., Lantus® sales decreased 21.5% to €230 million, mainly reflecting lower average net price. In Europe, first-quarter Lantus® sales were €149 million, down 3.9% reflecting biosimilar glargine competition and patients switching to Toujeo®. In the Rest of the World, first-quarter Lantus® sales increased 4.8% to €345 million driven by strong performance in China.

First-quarter Toujeo® sales increased 20.9% to €257 million, driven by strong performance in Europe (up 22.0% to €100 million) mainly driven by patient switches from Lantus® to Toujeo® and in the Rest of the World (up 48.3% to €89 million). In the U.S., first-quarter Toujeo® sales were €68 million, down 4.3% mainly reflecting lower average net price.

First-quarter Amaryl® sales decreased 8.9% to €82 million, due to lower sales in China (down 13.2% to €33 million) reflecting the anticipated net price adjustments and inventory reduction in the channel due to the second wave of the nationwide VBP (volume-based procurement) program which includes glimepiride (compound name of Amaryl®). As previously disclosed, Sanofi opted not to bid with Amaryl® and expects sales of Amaryl® in China to decline significantly in 2020.

First-quarter Apidra® sales increased 1.1% to €89 million. Lower sales in the U.S. (down 30.8% to €9 million) offset growth in the Rest of the World (up 9.5% to €46 million) and Europe (up 2.9% to €34 million).

Admelog® (insulin lispro injection) generated sales of €50 million (down 27.3%) in the first quarter. Admelog® sales in the U.S. were €44 million, down 31.7% due to the WAC price adjustment of -44% which took effect on July 1, 2019. Sanofi expects lower Admelog® sales in 2020 due to the full-year impact of the U.S. WAC price adjustment.

First-quarter Soliqua® 100/33 (insulin glargine 100 Units/mL & lixisenatide 33 mcg/mL injection) and Suliqua™ sales increased 68.2% (to €37 million) of which €22 million (up 37.5%) was generated in the U.S.

Cardiovascular and Established Rx Products

Net sales (€ million)	Q1 2020	Change at CER

Lovenox®	329	-2.9%

Plavix®	273	-32.7%

Aprovel®/Avapro®	174	-13.4%

Thymoglobulin®	85	+3.7%

Multaq®	81	0.0%

Praluent®	73	+28.6%

Renvela®/Renagel®	71	-11.4%

Synvisc® /Synvisc-One®	58	-16.2%

Mozobil®	54	+20.5%

Eloxatin®	47	-11.1%

Taxotere®	39	-17.0%

Generics	270	-0.4%

Other	1,233	+2.5%

Total Cardiovascular and Established Rx Products	2,787	-5.0%

In the first quarter, Cardiovascular and Established Rx Products sales decreased 5.0% to €2,787 million, primarily reflecting the decline in Plavix® and Aprovel® family sales in China due to net price adjustments following the nationwide implementation of the VBP program in December. Excluding China, Cardiovascular and Established Rx Products sales increased 0.6%. Established Rx Products benefited from a favorable impact from COVID-19 on sales of chronic disease treatments, which reflected longer duration prescriptions and patient stocking despite lower sales of hospital-administered therapies.

First-quarter Lovenox® sales decreased 2.9% to €329 million, reflecting lower European sales (down 13.2% to €171 million) due to biosimilar competition in several countries in Europe. In the Rest of the World, Lovenox® sales grew 12.4% to €150 million.

In the first quarter, Plavix® sales were down 32.7% to €273 million, primarily reflecting the decrease in China (sales down 53.5% to €118 million) due to net price adjustments following the implementation of the VBP program. As expected, volume growth of Plavix® increased significantly in China over the quarter. In Japan, Plavix® sales decreased 19.4% to €26 million due to a price reduction in October 2019.

First-quarter Aprovel®/Avapro® sales were down 13.4% to €174 million, primarily reflecting the decrease in China (sales down 32.7% to €68 million) due to net price adjustments following implementation of the VBP program. As expected, volume growth of Aprovel® family increased significantly in China over the quarter.

As previously announced, Sanofi expects sales of Plavix® and the Aprovel® family in China to decline by around 50% in 2020 due to implementation of the VBP program. In the first quarter 2020, volume growth of Plavix® and CoAprovel® increased more than 60% in China in line with Sanofi’s full-year expectations.

First-quarter Praluent® sales increased 28.6% to €73 million, driven by the U.S. (up 55.0% to €32 million) and Rest of the World (up 83.3% to €11million). In Europe, Praluent® sales were stable at €30 million reflecting the suspension of sales in Germany in August 2019 following the Regional Court of Dusseldorf ruling in the ongoing patent litigation.

On April 6, Sanofi announced that it had finalized the planned restructuring related to Praluent® with Regeneron. Effective April 1, 2020, Sanofi has sole responsibility for Praluent® outside the U.S. while Regeneron has sole responsibility for Praluent® in the U.S. The restructuring simplifies the antibody collaboration, increases efficiency and streamlines operations for Praluent®. As a consequence, Sanofi will no longer consolidate Praluent sales in the U.S. from April 1.

First-quarter Renvela®/Renagel® (sevelamer) sales decreased 11.4% to €71 million, due to generic competition in the U.S. (down 29.7% to €26 million) and despite growth in China.

First-quarter sales of Eloxatin® and Taxotere® were down 11.1% (€47 million) and down 17.0% (€39 million), respectively driven by lower sales in China reflecting the adverse impact of COVID-19 on sales of hospital-administered drugs.

Vaccines GBU

Net sales (€ million)	Q1 2020	Change at CER

Polio/Pertussis/Hib vaccines (incl. Hexaxim® / Hexyon®, Pentacel®, Pentaxim® and Imovax®)	484	-0.8%

Meningitis/Pneumo vaccines (incl. Menactra®)	131	+16.1%

Adult Booster vaccines (incl. Adacel ®)	115	+14.0%

Travel and other endemic vaccines	99	-17.6%

Influenza vaccines (incl. Vaxigrip®, Fluzone HD®, Fluzone® & Flublok®)	63	+100.0%

Other vaccines	17	-29.2%

Total Vaccines	909	+3.7%

First-quarter Vaccines sales increased 3.7% to €909 million reflecting the high base for comparison (first-quarter 2019 Vaccines sales increased by 20.1%). Performance was driven by Rest of the World (up 5.1% to €468 million). In the U.S. and Europe, first-quarter Vaccines sales were up 2.9% (to €288 million) and up 0.7% (to €153 million), respectively. The impact from COVID-19 was marginal in the first quarter, as favorable effects on influenza vaccines sales were offset by negative impacts on travel vaccines.

In the first quarter, Polio/Pertussis/Hib (PPH) vaccines sales decreased 0.8% to €484 million due to a 3.5% decrease in Rest of the World (to €306 million) relecting the high base for comparison (in the first quarter of 2019, PPH vaccines sales benefited from favorable phasing in Japan). In the U.S., first quarter PPH vaccines sales were up 9.8% to €104 million driven by Pentacel® and Quadracel®. In Europe, PPH vaccines sales were down 2.6% to €74 million.

First-quarter Menactra® sales increased 16.1% to €131 million, reflecting a tender awarded in Brazil.

First-quarter Adult Booster vaccines sales were up 14.0% to €115 million, reflecting favorable phasing in Europe (up 24.3% to €46 million).

First-quarter Travel and other endemic vaccines sales were €99 million, down 17.6%, reflecting travel restrictions related to COVID-19.

Influenza vaccines sales increased strongly (up 100.0%) to €63 million in the first quarter, reflecting the late season in the north hemisphere and higher vaccines delivery in the south hemisphere favorably impacted by COVID-19.

Consumer Healthcare

CHC sales by geography and category are provided in Appendix 1.

Net sales (€ million)	Q1 2020	Change at CER

Allergy Cough & Cold	398	+8.5%

of which Allegra®	147	+8.1%

of which Mucosolvan®	34	+21.4%

of which Xyzal®	17	+14.3%

Pain	358	+13.1%

of which Doliprane®	95	+20.3%

of which Buscopan®	50	+17.0%

Digestive	232	-12.7%

of which Dulcolax®	57	+3.6%

of which Enterogermina®	62	+8.6%

of which Essentiale®	44	-10.2%

of which Zantac®	0	-100%

Nutritionals	154	+8.3%

Other	158	+0.6%

of which Gold Bond®	56	+3.8%

Total Consumer Healthcare	1,300	+4.2%

In the first quarter, Consumer Healthcare (CHC) sales increased 4.2% to €1,300 million. Sales growth in the quarter benefited from higher demand related to COVID-19. This performance more than offset the impact of the Zantac® voluntary recall, divestments of non-core products and product suspensions due to changing regulatory requirements.

In September 2019, the U.S. Food and Drug Administration (FDA) and Health Canada issued public statements alerting that some ranitidine medicines, including Zantac® OTC, could contain NDMA at low levels and asked manufacturers to conduct testing. Evaluations are ongoing on both drug substance (active ingredient) and finished drug product. Due to inconsistencies in preliminary test results of the active ingredient used in the U.S. and Canadian products, Sanofi decided to conduct the voluntary recall in the U.S. and Canada in October 2019. On April 1, 2020, the FDA requested the immediate removal of all ranitidine medicines from the U.S. market.

In Europe, first-quarter CHC sales increased 6.1% to €420 million, reflecting demand related to COVID-19 for Pain and Cough & Cold products particularly Doliprane® in France. Pain category sales increased 14.4% to €159 million. First-quarter sales of the Allergy, Cough & Cold and Digestive categories showed growth of 3.6% (to €115 million) and 3.3% (to €93 million), respectively.

In the U.S., first-quarter CHC sales decreased 5.2% to €302 million, reflecting the impact of the Zantac® recall (-€28 million) which was partially offset by consumer stockpiling due to COVID-19. First-quarter sales of the Pain and Allergy, Cough & Cold categories showed growth of 8.9% (to €51 million) and 1.9% (to €112 million), respectively. Gold Bond sales increased 3.8% due to strong demand increase.

In the Rest of the World, first-quarter CHC sales increased 8.1% to €578 million, driven by double-digit growth in Allergy, Cough & Cold (up 17.1% to €171 million), Pain (up 13.3% to €148 million) and Nutritional (up 12.0% to €108 million) categories, supported by continued underlying demand as well as a favorable COVID-19 impact.

Company sales by geographic region

Sanofi sales (€ million)	Q1 2020	Change at CER

United States	2,971	+13.1%

Europe	2,382	+6.5%

Rest of the World	3,620	+2.1%

of which China	680	-14.4%

of which Japan	505	-8.6%

of which Brazil	270	+14.6%

of which Russia	194	+15.7%

Total Sanofi sales	8,973	+6.6%

First-quarter sales in the U.S. increased 13.1% to €2,971 million, driven mainly by the strong performance of Dupixent®. Aubagio® also contributed to U.S. growth in part due to higher inventories partially related with the COVID-19 environment.

First-quarter sales in Europe were up 6.5% to €2,382 million, driven by Dupixent®, Rare Disease, CHC, Aubagio® and oncology performance. As noted, sales in some categories in Europe (notably chronic diseases within General Medicines, including Diabetes, and CHC) were significantly impacted by patient stocking associated with COVID-19.

In the Rest of the World, sales increased 2.1% to €3,620 million in the first quarter, driven by Diabetes, Dupixent®, Rare Disease and CHC performance which was partially offset by lower sales of Plavix® and Aprovel®. Sales in China decreased 14.4% to €680 million, impacted by lower sales of Plavix® and the Aprovel® family due to the VBP program despite significant combined volume growth for the two products. Sales of the non-VBP portfolio in China grew 14.9% in the first quarter. In Japan, first-quarter sales decreased 8.6% to €505 million, reflecting lower sales of Vaccines and Cardiovascular & Established Products despite the strong demand for Dupixent®. In Brazil, first-quarter sales were up 14.6% to €270 million driven by Rare Disease and Vaccines.

R&D update

Consult Appendix 7 for full overview of Sanofi’s R&D pipeline

Regulatory update

Regulatory updates since February 6, 2020 include the following:

●

In April, Efluelda® (Quadrivalent Influenza Vaccine-High Dose) obtained a positive end of the European procedure (decentralized procedure) for active immunization in adults aged 65 years of age and older for the prevention of influenza disease, allowing national licenses to be issued.

●

In March, Sarclisa® (isatixumab-irfc) was approved by the U.S. Food and Drug Administration (FDA) in combination with pomalidomide and dexamethasone (pom-dex) for the treatment of adults with relapsed refractory multiple myeloma (RRMM) who have received at least two prior therapies including lenalidomide and a proteasome inhibitor. At the end of March, the European Medicines Agency’s Committee for Medicinal Products for Human Use (CHMP) also adopted a positive opinion for Sarclisa® in combination with pom-dex for the treatment of adult RRMM who have received at least two prior therapies.

At the end of April 2020, the R&D pipeline contained 87 projects, including 35 new molecular entities in clinical development (or that have been submitted to the regulatory authorities). 39 projects are in phase 3 or have been submitted to the regulatory authorities for approval.

Portfolio update

Phase 3:

●

Pivotal phase 3 results evaluating Dupixent® (dupilumab) combined with standard-of-care topical corticosteroids (TCS) in children aged 6-11 years with uncontrolled severe atopic dermatitis were presented during a session at the 2020 Revolutionizing Atopic Dermatitis (RAD) Virtual Conference on April 5. These results demonstrated that Dupixent® combined with standard-of-care TCS significantly improved disease signs, symptoms and health-related quality of life. Sanofi and Regeneron previously announced positive topline results from this trial in August 2019.

●

Sanofi and Regeneron Initiated a global clinical program evaluating Kevzara® (sarilumab) in patients hospitalized with severe COVID-19. Kevzara® inhibits IL-6, which may play a role in driving the inflammatory immune response that causes acute respiratory distress syndrome observed in patients with severe COVID-19 infection. Sanofi is leading trials outside the U.S., while Regeneron is leading U.S. trials.

●	Two studies were initiated to evaluate Plaquenil® (hydroxychloroquine) as a potential treatment for COVID-19.

●	A phase 3 study initiated to evaluate venglustat (GZ402671), an oral GCS Inhibitor, in the treatment of GM2 gangliosidosis, is pending the first patient enrollment.

●	A phase 3 study initiated to evaluate Sarclisa® (isatuximab), in the treatment of smoldering multiple myeloma, is pending the first patient enrollment.

Phase 2

●	A phase 2 study evaluating Sarclisa® (isatuximab-irfc) was initiated in patients awaiting kidney transplantation.

●	The development of SAR440340 (collaboration with Regeneron), an anti-IL33 monoclonal antibody, in atopic dermatitis was discontinued due to lack of efficacy.

Collaboration

●

On April 14, Sanofi and GSK announced that they had signed a letter of intent to develop an adjuvanted vaccine for COVID-19, using innovative technology from both companies, to help address the ongoing pandemic. Sanofi will contribute its S-protein COVID-19 antigen, which is based on recombinant DNA technology. GSK will contribute its proven pandemic adjuvant technology.

●

On March 27, Sanofi announced a collaboration with Translate Bio, a clinical-stage messenger RNA (mRNA) therapeutics company, to develop a novel mRNA vaccine for COVID-19. This collaboration leverages an existing agreement from 2018 between the two companies to develop mRNA vaccines for infectious diseases.

●

On February 18, Sanofi announced a collaboration with the Biomedical Advanced Research and Development Authority (BARDA). Sanofi Pasteur, will use its recombinant DNA platform and leverage previous development work for a SARS vaccine which may unlock a fast path forward for developing a novel COVID-19 vaccine.

●

On April 16, Sanofi and Luminostics announced that they had signed an agreement to evaluate a collaboration on a unique self-testing solution for COVID-19, using Luminostics innovative technology, and further adding to Sanofi’s ongoing efforts to fight the COVID-19 pandemic on multiple fronts.

2020 first-quarter financial results(6)

Business Net Income(6)

In the first quarter of 2020, Sanofi generated net sales of €8,973 million, an increase of 6.9% and 6.6% at CER. About half of sales growth at CER was due to the net impact of COVID-19.

First-quarter other revenues increased 6.5% (up 3.4% at CER) to €343 million, including the VaxServe sales contribution of non-Sanofi products (€286 million, up 14.9% at CER).

First-quarter Gross Profit increased 6.1% to €6,469 million (up 5.5% at CER). The gross margin ratio decreased 0.6 percentage points to 72.1% (71.9% at CER) versus the first quarter of 2019. The negative impact from net price adjustments of Plavix® and the Aprovel® family in China and U.S. Diabetes net price evolution more than offset the favorable impact from Specialty Care growth and industrial productivity. In the first quarter of 2020, the gross margin ratio of segments were 74.8% for Pharmaceuticals (down 1.1 percentage points), 64.6% for Vaccines (up 2.3 percentage points) and 67.9% for CHC (down 1.3 percentage points).

Research and Development (R&D) expenses decreased 3.2% to €1,340 million in the first quarter of 2020. At CER, R&D expenses decreased 4.3% reflecting smart spending initiatives as well as a decline in Diabetes R&D expenses. In the first quarter, the ratio of R&D to sales decreased 1.6 percentage points to 14.9% compared to the first quarter of 2019.

First-quarter selling general and administrative expenses (SG&A) decreased 1.4% to €2,342 million. At CER, SG&A expenses were down 2.1%, reflecting smart spending initiatives. In the first quarter, the ratio of SG&A to sales decreased 2.2 percentage points to 26.1% compared to the first quarter of 2019.

First-quarter operating expenses were €3,682 million, a decrease of 2.1% and 2.9% at CER.

First-quarter other current operating income net of expenses was -€247 million versus -€102 million in the first quarter of 2019. In the first quarter of 2020, this line included an expense of €243 million (versus a €75 million expense in the first quarter of 2019) corresponding to the share of profit to Regeneron of the monoclonal antibodies Alliance, reimbursement of development costs by Regeneron and the reimbursement of commercialization-related expenses incurred by Regeneron.

The share of profit from associates was €131 million in the first quarter versus €71 million in the first quarter of 2019. The majority of the increase was due to discrete items in the equity accounting treatment of Sanofi’s ownership in Regeneron, including adjustments related to IFRS versus U.S. GAAP and prior period true-up based on actual reported results.

In the first quarter, non-controlling interests were -€12 million versus -€10 million in prior period.

First-quarter business operating income (BOI) increased 15.8% to €2,659 million. At CER, BOI increased 15.9%. The ratio of BOI to net sales increased 2.2 percentage points to 29.6% versus the first quarter of 2019. Over the period, the BOI ratio of segments were 39.4% for Pharmaceuticals (up 2.5 percentage points), 26.8% for Vaccines (down 0.2 percentage points) and 37.1% for CHC (up 0.2 percentage points).

Net financial expenses were -€75 million in the first quarter versus -€54 million in the same period of 2019. The first quarter of 2019 included a €26 million financial gain in connection with contingent payments on future regulatory milestones.

First-quarter effective tax rate was stable at 22.0% versus the prior period. Sanofi continues to expect its effective tax rate to be around 22% in 2020.

First-quarter business net income(6) increased 15.9% to €2,042 million and increased 16.1% at CER. The ratio of business net income to net sales increased 1.8 percentage points to 22.8% versus the first quarter of 2019.

In the first quarter of 2020, business earnings per share(6) (EPS) increased 15.6% to €1.63 on both a reported basis and at CER, with roughly half of this growth due to the COVID-19 impact. The average number of shares outstanding was 1,251.3 million versus 1,245.8 million in the first quarter of 2019.

(6) See Appendix 3 for 2020 first-quarter consolidated income statement; see Appendix 9 for definitions of financial indicators, and Appendix 4 for reconciliation of IFRS net income reported to business net income.

Reconciliation of IFRS net income reported to business net income (see Appendix 4)

In the first quarter of 2020, the IFRS net income was €1,683 million. The main items excluded from the business net income were:

●

An amortization charge of €457 million related to fair value remeasurement on intangible assets of acquired companies (primarily Genzyme: €162 million, Bioverativ: €85 million, Boehringer Ingelheim CHC business: €51 million, Aventis: €35 million) and to acquired intangible assets (licenses/products: €22 million). These items have no cash impact on the Company.

●	An impairment of intangible assets of €85 million mainly related to discontinued Diabetes projects.

●	Restructuring costs and similar items of €66 million.

●	A pre-tax gain of €108 million arising from the divestment of Seprafilm to Baxter.

●

A €108 million tax effect arising from the items listed above, mainly comprising €142 million of deferred taxes generated by amortization and impairments of intangible assets and €20 million associated with restructuring costs and similar items. (see Appendix 4).

●	An income of €27 million net of tax related to restructuring costs of associates and joint ventures and expenses arising from the impact of acquisitions on associates and joint ventures.

Capital Allocation

In the first quarter of 2020, free cash flow(7) increased by 90.0% to €1,558 million, after net changes in working capital (-€414 million), capital expenditures (-€319 million) and other asset acquisitions1 (-€165 million) net of disposal proceeds1 (€448 million), and payments related to restructuring and similar items (-€277 million). Over the period, acquisitions2 were €2,245 million (related to Synthorx). As a consequence, net debt increased from €15,107 million at December 31, 2019, to €16,191 million at March 31, 2020 (amount net of €7,279 million cash and cash equivalents).

1Not exceeding €500 million per transaction.

2Amount of the transaction above €500 million per transaction.

(7) non-GAAP financial measure (definition in Appendix 9).

Forward-Looking Statements

This document contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2019. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

List of appendices

Appendix 1:	2020 first-quarter net sales by GBU, franchise, geographic region and product

Appendix 2:	2020 first-quarter business net income statement

Appendix 3:	2020 first-quarter consolidated income statement

Appendix 4:	Reconciliation of IFRS net income reported to business net income

Appendix 5: Appendix 6 Appendix 7: Appendix 8:	Change in net debt Currency sensitivity R&D pipeline Expected R&D milestones

Appendix 9:	Definitions of non-GAAP financial indicators

Appendix 1: 2020 first-quarter net sales by GBU, franchise, geographic region and product

Q1 2020 (€ million)	Total Sales	% CER	% reported	United States	% CER	Europe	% CER	Rest of the world	% CER
Dupixent	776	129.8%	135.9%	613	123.7%	90	140.5%	73	176.9%
Aubagio	541	21.3%	23.8%	391	23.0%	118	21.4%	32	3.3%
Lemtrada	49	-46.7%	-46.7%	23	-43.9%	13	-69.0%	13	44.4%
Kevzara	55	80.0%	83.3%	32	72.2%	20	150.0%	3	-25.0%
MS/Neurology/Other I&I	645	13.2%	15.4%	446	17.9%	151	2.7%	48	9.3%
Cerezyme	189	9.7%	7.4%	46	4.7%	67	1.5%	76	20.9%
Cerdelga	58	20.8%	20.8%	31	7.1%	24	41.2%	3	33.3%
Myozyme	246	11.8%	11.8%	87	6.3%	104	8.4%	55	28.3%
Fabrazyme	214	14.6%	15.7%	104	7.4%	52	15.6%	58	28.3%
Aldurazyme	67	0.0%	0.0%	12	0.0%	21	5.0%	34	-2.9%
Rare Disease	794	11.2%	11.0%	280	6.3%	268	9.9%	246	18.5%
Jevtana	138	22.5%	24.3%	60	23.4%	51	18.6%	27	28.6%
Fasturtec	35	9.4%	9.4%	22	5.0%	10	11.1%	3	33.3%
Libtayo	12	-	-	0	-	10	-	2	-
Sarclisa	1	-	-	1	-	0	-	0	-
Oncology	186	28.7%	30.1%	83	19.4%	71	36.5%	32	37.5%
Alprolix	109	11.6%	14.7%	83	15.7%	0	-	26	0.0%
Eloctate	161	-10.9%	-7.5%	119	-16.1%	0	-	42	8.1%
Cablivi	24	360.0%	380.0%	15	-	9	80.0%	0	-
Rare Blood Disorder	294	3.6%	7.3%	217	1.9%	9	80.0%	68	3.2%
Specialty Care	2,695	31.3%	33.4%	1,639	36.8%	589	21.2%	467	27.2%
Lantus	724	-6.6%	-6.5%	230	-21.5%	149	-3.9%	345	4.8%

Toujeo	257	20.9%	21.8%	68	-4.3%	100	22.0%	89	48.3%
Apidra	89	1.1%	0.0%	9	-30.8%	34	2.9%	46	9.5%
Soliqua/iGlarLixi	37	68.2%	68.2%	22	37.5%	6	100.0%	9	200.0%
Diabetes	1,282	-1.2%	-0.9%	375	-18.0%	325	4.8%	582	9.3%
Plavix	273	-32.7%	-32.4%	0	-	38	8.6%	235	-36.6%
Lovenox	329	-2.9%	-4.1%	8	-11.1%	171	-13.2%	150	12.4%
Renagel / Renvela	71	-11.4%	-10.1%	26	-29.7%	12	-7.7%	33	10.3%
Aprovel	174	-13.4%	-13.4%	5	-28.6%	30	11.1%	139	-16.8%
Synvisc / Synvysc one	58	-16.2%	-14.7%	37	-18.2%	6	-14.3%	15	-11.8%
Mozobil	54	20.5%	22.7%	32	19.2%	14	16.7%	8	33.3%
Thymoglobulin	85	3.7%	4.9%	51	13.6%	9	0.0%	25	-10.7%
Taxotere	39	-17.0%	-17.0%	0	-	1	0.0%	38	-17.4%
Eloxatine	47	-11.1%	-13.0%	0	-	0	-100.0%	47	-9.4%
Praluent	73	28.6%	30.4%	32	55.0%	30	0.0%	11	83.3%
Multaq	81	0.0%	2.5%	71	4.5%	6	-40.0%	4	33.3%
Generics	270	-0.4%	-3.9%	37	-2.7%	31	-9.1%	202	1.4%
Others	1,233	2.5%	2.1%	68	-11.4%	547	5.8%	618	1.3%
Cardiovascular & Established Rx Products	2,787	-5.0%	-5.4%	367	-1.7%	895	0.2%	1,525	-8.4%
General Medicines	4,069	-3.8%	-4.0%	742	-10.7%	1,220	1.4%	2,107	-4.1%

Pharmaceuticals	6,764	7.5%	8.1%	2,381	17.4%	1,809	7.1%	2,574	0.3%
Polio / Pertussis / Hib	484	-0.8%	-0.4%	104	9.8%	74	-2.6%	306	-3.5%
Adult Booster Vaccines	115	14.0%	15.0%	54	3.9%	46	24.3%	15	25.0%
Meningitis / Pneumonia	131	16.1%	17.0%	80	5.4%	0	-100.0%	51	40.5%
Influenza Vaccines	63	100.0%	96.9%	13	500.0%	2	100.0%	48	72.4%
Travel and Other Endemic Vaccines	99	-17.6%	-16.8%	24	-30.3%	31	-11.4%	44	-13.7%
Vaccines	909	3.7%	4.1%	288	2.9%	153	0.7%	468	5.1%
Allergy, Cough and Cold	398	8.5%	9.3%	112	1.9%	115	3.6%	171	17.1%
Pain	358	13.1%	9.5%	51	8.9%	159	14.4%	148	13.3%
Digestive	232	-12.7%	-13.1%	23	-55.1%	93	3.3%	116	-7.8%
Nutritional	154	8.3%	6.2%	11	0.0%	35	0.0%	108	12.0%
Consumer Healthcare	1,300	4.2%	3.3%	302	-5.2%	420	6.1%	578	8.1%
Company	8,973	6.6%	6.9%	2,971	13.1%	2,382	6.5%	3,620	2.1%

Appendix 2: Business net income statement

First Quarter 2020	Pharmaceuticals			Consumer Healthcare			Vaccines			Others(2)			Total Group

€ million	Q1 2020	Q1 2019(1)	Change	Q1 2020	Q1 2019(1)	Change	Q1 2020	Q1 2019(1)	Change	Q1 2020	Q1 2019(1)	Change	Q1 2020	Q1 2019(1)	Change

Net sales	6,764	6,259	8.1%	1,300	1,259	3.3%	909	873	4.1%	—	—		8,973	8,391	6.9%

Other revenues	40	67	(40.3)%	15	13	15,4%	288	242	19.0%	—	—		343	322	6.5%

Cost of Sales	(1,745)	(1,578)	10.6%	(432)	(401)	7.7%	(610)	(571)	6.8%	(60)	(65)	(7.7)%	(2,847)	(2,615)	8.9%

As % of net sales	(25.8)%	(25.2)%		(33.2)%	(31.9)%		(67.1)%	(65.4)%					(31.7)%	(31.2)%

Gross Profit	5,059	4,748	6.6%	883	871	1.4%	587	544	7.9%	(60)	(65)		6,469	6,098	6.1%

As % of net sales	74.8%	75.9%		67.9%	69.2%		64.6%	62.3%					72.1%	72.7%

Research and development expenses	(1,069)	(1,130)	(5.4)%	(29)	(35)	(17.1)%	(158)	(130)	21.5%	(84)	(90)	(6.7)%	(1,340)	(1,385)	(3.2)%

As % of net sales	(15.8)%	(18.1)%		(2.2)%	(2.8)%		(17.4)%	(14.9)%					(14.9)%	(16.5)%

Selling and general expenses	(1,253)	(1,284)	(2.4)%	(392)	(385)	1.8%	(189)	(180)	5.0%	(508)	(527)	(3.6)%	(2,342)	(2,376)	(1.4)%

As % of net sales	(18.5)%	(20.5)%		(30.2)%	(30.6)%		(20.8)%	(20.6)%					(26.1)%	(28.3)%

Other current operating income/expenses	(191)	(86)		24	11		3	2		(83)	(29)		(247)	(102)

Share of profit/loss of associates* and joint ventures	130	67		—	4		1	—		—	—		131	71

Net income attributable to non controlling interests	(8)	(8)		(4)	(2)		—	—		—	—		(12)	(10)

Business operating income	2,668	2,307	15.6%	482	464	3.9%	244	236	3.4%	(735)	(711)	3.4%	2,659	2,296	15.8%

As % of net sales	39.4%	36.9%		37.1%	36.9%		26.8%	27.0%					29.6%	27.4%

							Financial income and expenses						(75)	(54)

							Income tax expenses						(542)	(480)

							Tax rate**						22.0%	22.0%

							Business net income						2,042	1,762	15.9%

							As % of net sales						22.8%	21.0%

							Business earnings / share(in euros)***						1.63	1.41	15.6%

*	Net of tax.
**	Determined based on Business income before tax, associates, and non-controlling interests.
***	Based on an average number of shares outstanding of 1,251.3 million in the first quarter of 2020 and 1,245.8 million in the first quarter of 2019.
(1)

In 2019, change of presentation according to the Company new management reporting basis for 2020 and including the Impact of lease standard IFRS 16, effective January 1, 2019, in order to be reported under IFRS 16 and its related interpretations for comparison purposes.

(2)	Other includes the cost of global support functions (Finance, Human Resources, Information Solution & Technologies, Sanofi Business Services, etc.…).

Appendix 3: Consolidated income statements

€ million	Q1 2020	Q1 2019

Net sales	8,973	8,391

Other revenues	343	322

Cost of sales	(2,865)	(2,618)

Gross profit	6,451	6,095

Research and development expenses	(1,340)	(1,385)

Selling and general expenses	(2,342)	(2,376)

Other operating income	108	64

Other operating expenses	(355)	(166)

Amortization of intangible assets	(457)	(557)

Impairment of intangible assets (1)	(85)	(5)

Fair value remeasurement of contingent consideration	12	60

Restructuring costs and similar items	(66)	(321)

Other gains and losses, and litigation (2)	120	—

Operating income	2,046	1,409

Financial expenses	(98)	(106)

Financial income	23	52

Income before tax and associates and joint ventures	1,971	1,355

Income tax expense	(434)	(255)

Share of profit/(loss) of associates and joint ventures	158	47

Net income excluding the exchanged/held-for-exchange Animal Health business	1,695	1,147

Net income/(loss) of the exchanged/held-for-exchange Animal Health business	—	—

Net income	1,695	1,147

Net income attributable to non-controlling interests	12	10

Net income attributable to equity holders of Sanofi	1,683	1,137

Average number of shares outstanding (million)	1,251.3	1,245.8

Earnings per share excluding the exchanged/held-for-exchange Animal Health business (in euros)	1.35	0.91

IFRS Earnings per share (in euros)	1.35	0.91

(1) In 2020, mainly related to the termination of several Diabetes R&D programs and collaborations agreements as part of Company Strategy announced in December 2019.

(2) In 2020, mainly pre-tax capital gain arising on the divestment of Seprafilm to Baxter according to the contract signed on November 26, 2019 and closed on February 14, 2020.

Appendix 4: Reconciliation of Net income attributable to equity holders of Sanofi to Business net income

€ million	Q1 2020	Q1 2019 (1)	Change

Net income attributable to equity holders of Sanofi	1,683	1,137	48.0%

Amortization of intangible assets (2)	457	557

Impairment of intangible assets (3)	85	5

Fair value remeasurement of contingent consideration	(12)	(60)

Expenses arising from the impact of acquisitions on inventories	18	3

Restructuring costs and similar items	66	321

Other gains and losses, and litigation (4)	(120)	—

Tax effect of the items listed above:	(108)	(226)

Amortization and impairment of intangible assets	(142)	(138)

Fair value remeasurement of contingent consideration	(5)	(4)

Expenses arising from the impact of acquisitions on inventories	(3)	—

Restructuring costs and similar items	(20)	(95)

Other tax effects	62	11

Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	(27)	25

Business net income	2,042	1,762	15.9%

IFRS earnings per share (5) (in euros)	1.35	0.91

(1) Business net income 2019 represented including the Impact of lease standard IFRS 16, effective January 1, 2019, in order to be reported under IFRS 16 and related interpretations for comparison purposes.

(2) Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €435 million in the first quarter of 2020 and €527 million in the first quarter of 2019.

(3) In 2020, mainly related to termination of several Diabetes R&D programs and collaborations agreements as part of Company Strategy announced in December 2019.

(4) In 2020, mainly pre-tax capital gain arising on the divestment of Seprafilm to Baxter according to the contract signed on November 26, 2019 and closed on February 14, 2020.

(5) Based on an average number of shares outstanding of 1,251.3 million in the first quarter of 2020 and 1 245.8 million in the first quarter of 2019.

Appendix 5: Change in net debt

€ million	Q1 2020	Q1 2019 (1)

Business net income	2,042	1,762

Depreciation & amortization & impairment of property, plant and equipment and software	367	365

Other non-cash items	(124)	152

Operating cash flow before change in working capital	2,285	2,269

Changes in Working Capital	(414)	(631)

Acquisitions of property, plant and equipment and software	(319)	(381)

Free cash flow before restructuring, acquisitions and disposals	1,552	1,257

Acquisitions of intangibles assets, investments and other long-term financial assets (2)	(165)	(116)

Restructuring costs and similar items paid	(277)	(491)

Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets net of taxes (2)	448	170

Free cash flow	1,558	820

Acquisitions of investments in consolidated undertakings including assumed debt (3)	(2,245)	—

Issuance of Sanofi shares	32	44

Acquisition of treasury shares	(361)	—

Other items	(68)	(3)

Change in net debt	(1,084)	861

Beginning of period	15,107	17,628

Closing of net debt	16,191	16,767

(1) Including the impact of lease standard IFRS 16, effective January 1, 2019, in order to be reported under IFRS 16 and related interpretations for comparison purposes.

(2) Free cash flow includes investments and divestments not exceeding a cap of €500 million per transaction.

(3) Includes transactions that are above a cap of €500 million per transaction.

Appendix 6: Currency sensitivity

2020 business EPS currency sensitivity

Currency	Variation	Business EPS Sensitivity

U.S. Dollar	+0.05 USD/EUR	-EUR 0.13

Japanese Yen	+5 JPY/EUR	-EUR 0.02

Chinese Yuan	+0.2 CNY/EUR	-EUR 0.02

Brazilian Real	+0.4 BRL/EUR	-EUR 0.01

Russian Ruble	+10 RUB/EUR	-EUR 0.03
Currency exposure on Q1 2020 sales

Currency		Q1 2020

US $		34.1%

Euro €		22.7%

Chinese Yuan		7.5%

Japanese Yen		5.5%

Brazilian Real		2.8%

Russian Ruble		2.0%

British Pound		1.7%

Canadian $		1.5%

Turkish Lira		1.4%

Mexican Peso		1.2%

Others		19.6%

Currency average rates

	Q1 2019	Q1 2020	Change

€/$	1.14	1.10	-3.0%

€/Yen	125.12	120.15	-4.0%

€/Yuan	7.67	7.71	+0.5%

€/Real	4.28	4.91	+14.8%

€/Ruble	74.91	73.67	-1.7%

Appendix 7: R&D Pipeline

Appendix 8: Expected R&D milestones

Products	Expected milestones	Timing

Sarclisa®	EU regulatory decision with Pd(1) in Relapsed-Refractory Multiple Myeloma	Q2 2020

Dupixent®(2)(**)	U.S. regulatory decision in Moderate-to-Severe Atopic Dermatitis for 6-11 year-old age group(3)	Q2 2020

MenQuadfi™	U.S regulatory decision for ≥ 2-year old age group	Q2 2020

Fluzone®(4) QIV HD	EU regulatory decision for ≥ 65-year old age group	Q2 2020

cemiplimab(2)(**)	Pivotal trial read-out in 2L Basal Cell Carcinoma	Q2 2020

avalglucosidase alfa	Pivotal trial read-out in Late Onset Pompe Disease	Q2 2020

isatuximab	Pivotal trial read-out in 2L Relapsed-Refractory Multiple Myeloma (IKEMA)	Q2 2020

Dupixent®(2)(**)	Part A readout from pivotal trial in Eosinophilic Esophagitis	Q2-Q3 2020

sutimlimab	U.S. regulatory decision in Cold Agglutinin Disease	Q3 2020

SAR439859 (SERD)	Proof of concept study read-out in Breast Cancer (combo, adj.)	Q3-Q4 2020

Flublok®	EU regulatory decision for > 18-year old age group	Q4 2020

Dupixent®(2)(**)	Pivotal trial read-out in Asthma for 6-11 year old age group	Q4 2020

MenQuadfiTM	EU regulatory decision for ≥ 12-month old age group	Q1 2021

venglustat	Proof of concept study read-out in Glucocerebrosidase Parkinson’s Disease (MOVE-PD)	Q1 2021

(1)	With pomalidomide and dexamethasone and >2 prior therapies, including lenalidomide and a proteasome inhibitor, with disease progression on last therapy
(2)	Developed in collaboration with Regeneron
(3)	Granted breakthrough designation and priority review with FDA PDUFA action date of May 26, 2020
(4)

Known as EflueldaTM in Europe. In April, obtained a positive end of procedure from the decentralized European procedure for active immunization in adults aged 65 years of age and older for the prevention of influenza disease, allowing national licenses to be issued.

(**)	Partnered and/or in collaboration – Sanofi may have limited or shared rights on some of these products

P: pomalidomide; d: dexamethasone: QIV: Quadrivalent Influenza Vaccine; HD: High-Dose

Appendix 9: Definitions of non-GAAP financial indicators

Company

“Company” corresponds to Sanofi and its subsidiaries.

Company sales at constant exchange rates (CER)

When we refer to changes in our net sales “at constant exchange rates” (CER), this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of net sales to Company sales at constant exchange rates for the first quarter 2020

€ million	Q1 2020

Net sales	8,973

Effect of exchange rates	26

Company sales at constant exchange rates	8,947

Business net income

Sanofi publishes a key non-GAAP indicator.

Business net income is defined as net income attributable to equity holders of Sanofi excluding:

●	amortization of intangible assets,

●	impairment of intangible assets,

●	fair value remeasurement of contingent consideration related to business combinations or to disposals,

●	other impacts associated with acquisitions (including impacts of acquisitions on associates and joint ventures),

●	restructuring costs and similar items(1),

●	other gains and losses (including gains and losses on disposals of non-current assets(1)),

●	costs or provisions associated with litigation(1),

●	tax effects related to the items listed above as well as effects of major tax disputes,

●	net income attributable to non-controlling interests related to the items listed above,

(1)	Reported in the line items Restructuring costs and similar items and Gains and losses on disposals, and litigation, which are defined in Notes B.19. and B.20. to our consolidated financial statements.

Free cash flow

Free cash flow is a non-GAAP financial indicator which is reviewed by our management, and which we believe provides useful information to measure the net cash generated from the Company’s operations that is available for strategic investments1 (net of divestments1), for debt repayment, and for capital return to shareholders. Free Cash Flow is determined from the Business Net Income adjusted for depreciation, amortization and impairment, share of profit/loss in associates and joint ventures net of dividends received, gains & losses on disposals, net change in provisions including pensions and other post-employment benefits, deferred taxes, share-based expense and other non-cash items. It comprises net changes in working capital, capital expenditures and other asset acquisitions2 net of disposal proceeds2, and payments related to restructuring and similar items. Free cash flow is not defined by IFRS and it is not a substitute measure for the IFRS aggregate net cash flows in operating activities.

1Amount of the transaction above a cap of €500 million per transaction.

2Not exceeding a cap of €500 million per transaction.

Reconciliation from net cash provided by/(used in) operating activities to free cash flow

€ million	Q1 2020	Q1 2019

Net cash provided by/(used in) operating activities in the Consolidated statements of cash flows(1)	1,793	1,407

Acquisition of property, plant and equipment and software	-319	-381

Acquisitions of intangibles assets, investments and other long-term financial assets(2)	-165	-116

Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets net of taxes(2)	448	170

Repayment of lease liabilities(3)	-65	-59

Others	-134	-201

Free cash flow(4)	1,558	820

1Most directly comparable IFRS measure to free cash flow.

2Transactions up to 500 millions € per transaction.

3Following the application of IFRS 16, the payment for the principal portion of the lease liabilities is included in the free cash flow.

4Non IFRS indicator (see definition in Appendix 9).

IFRS 16

The new lease accounting standard (IFRS16) impact mainly comes from the amortization of the lease asset recognized on a straight-line basis while the interest expense decreases over the life of the lease. IFRS16 standard is effective as of January 1, 2019. The impact on business EPS is -2 cents in 2019. The 2019 business net income statements including the effect of (i) the lease accounting standard IFRS 16 and (ii) some expenses reported differently in the segment information to conform with the company’s new management reporting is available on Sanofi’s internet website, which is not incorporated by reference in this document.